Exhibit 99.1

Alarum Transitioned to Net Profit of $1.1 Million in The Third Quarter of 2023; Adjusted EBITDA Climbed to a Record of $1.9 Million

Gross profit margin soared to a record of 77%; Revenues for the first nine months of 2023 exceeded revenues for the entire year of 2022, increasing to a total of $19.4 million; Revenues for the third quarter of 2023 amounted to $6.7 million

TEL AVIV, Israel, November 28, 2023 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and data collection solutions, today announced record financial results for the three- and nine-month ended September 30, 2023.

“We are pleased with the third quarter revenue results, which were driven by the rapid growth of our enterprise business. This also reflects the impact of our strategic decision in July 2023 to scale down our consumer business, which was reduced to a minimum given the rise of our enterprise business. The revenue generated this quarter, combined with the achieved net profit, validates the correctness of our decision,” said Shachar Daniel, Alarum’s Chief Executive Officer.

Key Financial Highlights for the Third Quarter and First Nine Months of 2023:

●	Third quarter revenues amounted to $6.7 million, compared to $4.8 million for the same period in 2022, representing a growth of 42% even with the strategic decision to scale down the consumer business in order to focus on enabling the Company’s growth strategy while reaching profitability.
●	Achieved for the first-time net profit of $1.1 million in the third quarter of 2023 from continuing operations, compared to a net loss of $2.3 million in the third quarter of 2022.
●	Adjusted EBITDA for the third quarter of 2023 reached $1.9 million, compared to Adjusted EBITDA loss of $1.6 million in the equivalent period in 2022.
●	Gross profit margin for the third quarter of 2023 increased to 77%.
●	Revenues for the first nine months of 2023 increased to $19.4 million, exceeding the entire revenues of 2022, and representing an increase of 45% compared to the same period of 2022.
●	IFRS net loss for the nine-month period ended September 30, 2023, summed to $7.3 million, compared to IFRS net loss of $9.4 million for the nine months ended September 30, 2022.
●	Adjusted EBITDA for the first nine months of 2023 was $3.0 million, compared to an Adjusted EBITDA loss of $6.5 million in the same period of 2022 from continuing operations.
●	As of September 30, 2023, the Company’s cash and cash equivalents balance totaled $7.7 million, compared to $3.3 million as of December 31, 2022.

“The third quarter of 2023 marks a turning point for the Company as we transition to profitability. Less than eighteen months ago, we set our goal on growing our business, and implemented strategies focused on achieving profitable revenues. I am pleased to present investors with the results of our efforts achieved within a relatively short period,” said Mr. Daniel.

“Our revenues continue the positive trajectory, fueled by our enterprise business’s continuing growth, and the new products and innovation that will facilitate the Company in maintaining and strengthening our position as the market continues to expand. Management’s recent investment in the Company is a testament to our faith in the strength of our strategies, the dedication of our team, and our belief that the Company will continue to grow and evolve. Following this investment, the Company’s cash position is strong, enabling us to support both our current operations and our future plans,” Mr. Daniel added.

Mr. Chen Katz, Chairman of the Board of Directors of Alarum, commented, “I commend our exceptional team for their incredible accomplishments over the past quarters, resulting in our first-ever net profit. The unwavering motivation, dedication, and professionalism exhibited by our management and employees were fundamental in reaching this historic milestone, transforming the Company into a profitable, rapidly growing organization.”

Third Quarter of 2023 Operational Highlights and Recent Business Developments:

NetNut Ltd., the Company’s subsidiary (“NetNut”), continues its expansion and domination in the internet access and web data collection:

●	Announced a grant of a United States patent;
●	Won new customers in the Artificial Intelligence (“AI”)-powered sales intelligence market;
●	Entered the fintech market with multiple new customers;
●	Launched new website, enhancing marketing and sales capacity and experience;
●	Expanded its solutions offering - launched new SERP Scraper API product;
●	Enhanced position as a leader in the European privacy market - showcased its technology in several conferences across Europe; and
●	Secured its first AI recruitment market customer for its recently launched cloud-based digital technologies and analytics.

Financial Results from Continuing Operations for the Three Months Ended September 30, 2023:

●	Revenues amounted to $6.7 million (Q3.2022: $4.8 million). The increase is attributed to the organic growth in the enterprise access business revenues, despite a reduction in the consumer access business revenues.
●	Cost of revenues totaled $1.5 million (Q3.2022: $2.2 million). The reduction stems mainly from traffic acquisition costs stoppage in July 2023 and clearing fees decrease, due to the Company’s updated scaledown strategy for its CyberKick operations. The reduction was offset by an increase in enterprise internet access business costs of addresses and networks and servers used for the generation of the additional enterprise access business revenues.
●	Research and development expenses totaled $0.8 million (Q3.2022: $0.9 million). Reduced expenses in the consumer internet access business due to the operations scale down and a decrease in subcontractor costs in the enterprise internet access business were partially offset by an increase in payroll and related expenses in this business.
●	Sales and marketing expenses totaled $2.0 million (Q3.2022: $3.0 million). The decrease resulted mainly from the stoppage of media acquisition costs in July 2023 due to the updated CyberKick’s operations scale down strategy. This reduction was offset by higher payroll and related expenses in the enterprise internet access business.
●	General and administrative expenses totaled $0.9 million (Q3.2022: $1.1 million). The decrease is mainly due to reduced professional fees.
●	Finance expenses reached $0.7 million (Q3.2022: finance income of $0.03 million). The switch to financial expenses is mainly due to an increase in finance expenses that resulted from an amendment of the Company’s agreement with O.R.B. Spring Ltd. and the Company’s September 2023 private placement of American Depositary Shares and warrants.
●	Tax benefit totaled $0.3 million (Q3.2022: $0.1 million). The increase is mainly due to the recognition of deferred tax assets in NetNut as it expects to utilize them against future taxable income.

●	As a result, IFRS net profit from continuing operations reached $1.1 million, or $0.03 basic profit per ordinary share (Q3.2022: net loss of $2.3 million, or $0.07 basic loss per ordinary share).
●	Adjusted EBITDA was $1.9 million (Q3.2022: Adjusted EBITDA loss of $1.6 million).

Financial Results from continuing operations for the Nine Months Ended September 30, 2023:

●	Total revenues amounted to $19.4 million (Q1-Q3.2022: $13.4 million). The increase is attributed to the organic growth in the enterprise access business revenues, which was offset by a reduction of revenues in the consumer internet access business.
●	Cost of revenues totaled $5.9 million (Q1-Q3.2022: $6.1 million). The slight decrease is mainly a result of the decrease in the traffic acquisition costs stoppage in July 2023 and reduced clearing fees due to the updated CyberKick’s operations scale down strategy in the consumer internet access business. This decrease was offset by an increase in the core enterprise internet access business costs of addresses and networks and servers.
●	Research and development expenses totaled $2.8 million (Q1-Q3.2022: $2.8 million). The increase due to a higher payroll and related expenses in the enterprise internet access was offset by a decrease in the consumer internet access payroll and related expenses, as well as lower usage of subcontractors.
●	Sales and marketing expenses totaled $8.5 million (Q1-Q3.2022: $8.3 million). The increase resulted mainly from intangible assets impairment loss related to CyberKick as well as increases in payroll and related expenses in the enterprise internet access business, partially offset by lower media costs in the consumer internet access business.
●	General and administrative expenses totaled $3.2 million (Q1-Q3.2022: $5.3 million). The decrease is largely due to reduced professional fees, particularly legal fees related to resolved patent proceedings in May 2022, partially offset by other professional fees.
●	Goodwill impairment loss of $6.3 million (Q1-Q3.2022: $0.6 million). The Company recorded a goodwill impairment loss related to the CyberKick cash-generating-unit of $6.3 million due to the decrease in its forecasted operating results, compared to a goodwill impairment loss related to the NetNut Networks cash-generating-unit of $0.6 million.
●	Financial expenses reached $0.5 million (Q1-Q3.2022: finance income of $0.02 million). The switch to financial expenses is mainly due to an increase in finance expenses resulting from the O.R.B. Spring Ltd. agreement as well as interest expenses related to the short-term bank loans, and the September 2023 private placement.
●	Tax benefit totaled $0.5 million (Q1-Q3.2022: $0.2 million). The increase is mainly due to the recognition of deferred tax assets in NetNut as well as reduction in deferred taxes liabilities as a result of the intangible assets impairment.
●	IFRS net loss from continuing operations totaled $7.3 million, or $0.20 basic loss per ordinary share (Q1-Q3.2022: net loss of $9.4 million, or $0.30 basic loss per ordinary share).
●	Adjusted EBITDA was $3.0 million (Q1-Q3.2022: Adjusted EBITDA loss of $6.5 million).

The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, interest and tax, and defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation expense.

The following table presents the reconciled effect of the above on the Company’s Adjusted EBITDA or Adjusted EBITDA loss from continuing operations for the three and nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the year Ended December 31,
(millions of U.S. dollars)	2023	2022	2023	2022	2022

Net profit (loss) from continuing operations	(7.3)	(9.4)	1.1	(2.3)	(12.4)
Adjustments:
Depreciation, amortization and impairment of intangible assets	3.4	1.2	0.4	0.4	2.0
Finance expense, net	0.5	*	0.7	*	*
Tax benefit	(0.5)	(0.2)	(0.3)	(0.1)	(0.3)
EBITDA (EBITDA loss)	(3.9)	(8.4)	1.9	(1.9)	(10.7)
Adjustments:
Impairment of goodwill	6.3	0.6	-	-	0.6
Share-based compensation	0.6	1.3	*	0.3	1.6

Adjusted EBITDA (Adjusted EBITDA loss)	3.0	(6.5)	1.9	(1.6)	(8.5)

*	Less than $0.1 million

Balance Sheet Highlights:

●	As of September 30, 2023, shareholders’ equity totaled $10.9 million, or approximately $1.87 per outstanding American Depositary Share, compared to shareholders’ equity of $13.3 million as of December 31, 2022. The reduction is due mainly to the goodwill and intangible assets impairment recorded in the second quarter of 2023, offset by September 2023 private placement.
●	As of September 30, 2023, the Company’s cash and cash equivalents balance totaled $7.7 million, compared to $3.3 million as of December 31, 2022.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA, EBITDA loss, Adjusted EBITDA and Adjusted EBITDA loss for the periods presented that exclude depreciation, amortization and impairment of intangible assets, interest and tax, as further adjusted for the effect of impairment of goodwill and share-based compensation expenses. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Third Quarter 2023 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, on November 28, 2023, at 8:00 a.m. ET, to discuss the third quarter of 2023 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, November 28, 2023

Time:	8:00 a.m. Eastern time, 5:00 a.m. Pacific time

Toll-free dial-in number:	1-877-407-0789 or 1-201-689-8562

Israel Toll Free:	1 809 406 247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum at +972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here.

A replay of the conference call will be available after 11:30 a.m. Eastern time November 28, 2023, through December 26, 2023:

Toll-free replay number:	1-844-512-2921 or 1-412-317-6671

Replay ID:	13742710

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and data collection solutions.

The solutions by NetNut, our enterprise internet access and data collection arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses the Company’s ability to continue and drive revenue growth, maintain operational efficiency, grow profitability, the impact of its strategic decisions and the sufficiency of the Company’s cash to support both current operations and future plans. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Investor Relations Contacts:

Michal Efraty

+972-(0)52-3044404

investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2023	2022	2022
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	7,741	3,865	3,290
Short-term restricted deposits	-	559	560
Trade receivables	1,862	1,096	1,790
Other receivables	434	537	760
	10,037	6,057	6,400

Non-current assets:
Long-term restricted deposits	3	147	127
Long-term deposit	99	73	21
Other non-current assets	167	222	228
Property and equipment, net	80	119	92
Right of use assets	841	263	190
Deferred tax asset	202	-	-
Goodwill	4,118	10,429	10,429
Intangible assets, net	1,547	5,749	4,884
Total non-current assets	7,057	17,002	15,971
Total assets	17,094	23,059	22,371

Liabilities and equity
Current liabilities:
Trade payables	498	2,230	2,167
Other payables	1,978	1,951	2,350
Current maturities of long-term loan	469	441	617
Short-term bank loans	-	700	1,606
Contract liabilities	1,545	582	1,170
Derivative financial instruments	2	161	26
Short-term lease liabilities	351	257	204
Total current liabilities	4,843	6,322	8,140

Non-current liabilities:
Long-term loans	733	342	606
Long-term contract liabilities	-	4	-
Long-term lease liabilities	573	36	13
Deferred tax liabilities	-	413	301
Liability with respect to the Israeli Innovation Authority	-	205	-
Total non-current liabilities	1,306	1,000	920
Total liabilities	6,149	7,322	9,060

Equity:
Ordinary shares	-	-	-
Share premium	99,875	94,897	95,077
Other equity reserves	15,075	14,752	15,042
Accumulated deficit	(104,005)	(93,912)	(96,808)
Total equity	10,945	15,737	13,311
Total liabilities and equity	17,094	23,059	22,371

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	19,414	13,424	6,750	4,767	18,550
Cost of revenues	5,933	6,103	1,543	2,151	8,402
Gross profit	13,481	7,321	5,207	2,616	10,148

Research and development expenses	2,762	2,805	814	928	3,824
Sales and marketing expenses	8,456	8,324	1,984	2,952	11,823
General and administrative expenses	3,199	5,287	913	1,101	6,661
Impairment of goodwill	6,311	569	-	-	569
Operating expenses	20,728	16,985	3,711	4,981	22,877

Operating loss	(7,247)	(9,664)	1,496	(2,365)	(12,729)

Finance income (expense), net	(536)	25	(652)	35	(54)
Tax benefit	504	215	266	64	327
Profit (loss) from continuing operations	(7,279)	(9,424)	1,110	(2,266)	(12,456)
Profit (loss) from discontinued operations	82	(831)	82	(104)	(695)
Net profit (loss)	(7,197)	(10,255)	1,192	(2,370)	(13,151)

Basic and diluted profit (loss) per share

Continuing operations	(0.20)	(0.30)	0.03	(0.07)	(0.39)

Discontinued operations	0.00	(0.03)	0.00	(0.00)	(0.03)
	(0.20)	(0.33)	0.03	(0.07)	(0.42)